

14045071

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1310 S. Tryon Street, Suite 109
(No. and Street)

Charlotte   NC   28203
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don W. Millen, Jr.   704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – if individual, state last, first, middle name)

7725 Ballantyne Commons Parkway, Suite 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Don W. Millen, Jr._____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Dragonfly Capital Partners, LLC_____, as
of ___December 31_____, 20_13___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Don Millen Jr.

Signature

President

Title

Aaron Ruen

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dragonfly Capital Partners, LLC

Table of contents



VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Member of
Dragonfly Capital Partners, LLC:

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Dragonfly Capital Partners, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Vance Fourhouse & Harges PLLC

Charlotte, North Carolina
January 23, 2014

Statement of Financial Position

December 31, 2013

Assets

Cash and cash equivalents	$	7,890
Total assets	$	7,890

Liabilities and Member's Equity

Member's equity	$	7,890
Total liabilities and member's equity	$	7,890

Notes to Financial Statements

December 31, 2013

1.   Organization

Dragonfly Capital Partners, LLC (the Company), a North Carolina limited liability company, is a wholly owned subsidiary of Dragonfly Capital Management, LLC (the Parent). The Company is a merchant-banking firm headquartered in Charlotte, North Carolina, serving small and middle-market companies in the southeastern United States. The Company offers unbiased advice and assistance to clients regarding private capital placements, mergers and acquisitions, and other financial assignments. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of financial position and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Income Taxes
The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Member of the Company. Therefore, no income tax provision is recorded by the Company. The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the year ended December 31, 2013, there were no interest or penalties recorded or included in the Company's financial statements related to income taxes. The Company believes it is no longer subject to income tax examinations for years prior to 2010.

Member's Equity
The Company has one class on member's equity and it is owned 100% by the Parent.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Subsequent Events
The Company has analyzed its operations subsequent to December 31, 2013, through January 23, 2014, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

3.   **Related Party Transactions**

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, utilities, and telephones.

4.   **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $6,376 and its ratio of aggregate indebtedness to net capital was 0.0 to 1.